UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)
LIBERTY TRIPADVISOR HOLDINGS, INC.
(Name of the Issuer)
Liberty TripAdvisor Holdings, Inc.
Tripadvisor, Inc.
Telluride Merger Sub Corp.
TellurideSub LLC
(Names of Persons Filing Statement)
Series A Common Stock, $0.01 par value per share
Series B Common Stock, $0.01 par value per share
(Title of Class of Securities)
531465102
531465201
(CUSIP Number of Class of Securities)
Renee L. Wilm Chief Legal Officer and Chief Administrative Officer Liberty TripAdvisor Holdings, Inc. 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5200	Seth J. Kalvert Chief Legal Officer and Secretary Tripadvisor, Inc. Telluride Merger Sub Corp. TellurideSub LLC 400 1st Avenue Needham, Massachusetts 02494 (781) 800-5000
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Persons Filing Statement)
Copies to:
C. Brophy Christensen Jeeho Lee Noah Kornblith O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, California 94111 (415) 984-8700	Michael J. Aiello Matthew J. Gilroy Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
This statement is filed in connection with (check the appropriate box):
a.
☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.
☐ The filing of a registration statement under the Securities Act of 1933.

c.
☐ A tender offer.

d.
☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “transaction statement”), is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “filing person,” and collectively, the “filing persons”): (1) Liberty TripAdvisor Holdings, Inc., a Delaware corporation (“Liberty TripAdvisor”), and the issuer of the shares of Series A common stock, par value $0.01 per share, and Series B common stock, par value $0.01 per share (collectively, the “Liberty TripAdvisor common stock”), that are the subject of the Rule 13e-3 transaction; (2) Tripadvisor, Inc., a Delaware corporation (“Tripadvisor”), (3) Telluride Merger Sub Corp., a Delaware corporation and an indirect wholly owned subsidiary of Tripadvisor (“Merger Sub”), and (4) TellurideSub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Tripadvisor (“ParentSub LLC”).
This transaction statement relates to the Agreement and Plan of Merger, dated December 18, 2024 (as may be amended from time to time, the “merger agreement”), by and among Liberty TripAdvisor, Tripadvisor and Merger Sub. The merger agreement provides that, subject to the terms and conditions thereof, (i) Merger Sub will merge with and into Liberty TripAdvisor (the “merger”), with Liberty TripAdvisor surviving the merger as the surviving corporation (the “surviving corporation”) and an indirect wholly owned subsidiary of Tripadvisor, and (ii) the merger will be immediately followed by a merger of Liberty TripAdvisor, as the surviving corporation in the merger, with and into ParentSub LLC (such merger, the “ParentSub LLC merger”, and together with the merger, the “combination”), with ParentSub LLC surviving the ParentSub LLC merger as the surviving company and a wholly owned subsidiary of Tripadvisor.
At the effective time of the merger (the “effective time”):
(i)
each share of Liberty TripAdvisor common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive $0.2567 in cash, without interest thereon (the “common share merger consideration”), except that (a) solely with respect to shares of Liberty TripAdvisor common stock outstanding immediately prior to the effective time and that are held by any stockholder who has not voted in favor of the merger and properly demands appraisal of such shares in accordance with, and who complies in all respects with, Section 262 of the General Corporation Law of the State of Delaware (“DGCL”), such shares will not be converted into the right to receive the common share merger consideration and instead, holders thereof will only be entitled to receive the fair value of such shares as determined in accordance with Section 262 of the DGCL, and (b) each share of Liberty TripAdvisor common stock (1) held by Liberty TripAdvisor as treasury stock immediately prior to the effective time or (2) owned by Tripadvisor or Merger Sub immediately prior to the effective time, in each case, will cease to be outstanding, be cancelled without payment of any consideration therefor and cease to exist; and

(ii)
all shares of Liberty TripAdvisor’s 8% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Liberty TripAdvisor preferred stock”, and together with the Liberty TripAdvisor common stock, the “Liberty TripAdvisor capital stock”), issued and outstanding immediately prior to the effective time will be converted into the right to receive in the aggregate (a) $42,471,000 in cash, without interest thereon, and (b) 3,037,959 validly issued, fully paid and nonassessable shares of Tripadvisor’s common stock, par value $0.001 per share (“Tripadvisor common stock”) (such consideration, collectively, the “preferred share merger consideration”, and together with the common share merger consideration, the “merger consideration”), except that each share of Liberty TripAdvisor preferred stock (1) held by Liberty TripAdvisor as treasury stock immediately prior to the effective time or (2) owned by Tripadvisor or Merger Sub immediately prior to the effective time, in each case, will cease to be outstanding, be cancelled without payment of any consideration therefor and cease to exist.

The merger agreement also provides that, at the effective time, by virtue of the merger:
(i)
each stock option with respect to Liberty TripAdvisor common stock outstanding at the effective time, whether vested or unvested, for which the per share exercise price is less than the common share merger consideration will become fully vested and will terminate and be automatically cancelled as of immediately prior to the effective time in exchange for the right to receive a lump sum cash payment, net of taxes, in an amount equal to (a) the number of shares of Liberty TripAdvisor common stock underlying such stock option multiplied by (b) an amount equal to the common share merger consideration minus the applicable exercise price. Each stock option with respect to Liberty TripAdvisor common stock outstanding at the effective time, whether vested or unvested, for which the per share exercise price is equal to or greater than the common share merger consideration will terminate and be cancelled as of immediately prior to the effective time, without any consideration being payable in respect thereof, and have no further force or effect; and
(ii)
each outstanding cash award, whether vested or unvested, outstanding at the effective time will be paid (in the case of performance-based cash awards, at the applicable target level of performance), net of taxes, on the date of the closing of the merger (the “closing”).

Liberty TripAdvisor proposes to hold a meeting of its common stockholders (the “special meeting”) to consider and vote on (i) a proposal to approve the adoption of the merger agreement (the “merger proposal”) and (ii) a proposal to approve the adoption of an amendment to the Restated Certificate of Incorporation of Liberty TripAdvisor, dated August 27, 2014 (as amended from time to time, the “Liberty TripAdvisor certificate of incorporation”) (the “charter amendment”), which amends certain provisions of the Certificate of Designations of Liberty TripAdvisor preferred stock, dated March 15, 2020, as amended (the “charter amendment proposal”), among other proposals.
The board of directors of Liberty TripAdvisor (the “Liberty TripAdvisor Board”) unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger and the Tripadvisor loan facility, were fair to, and in the best interests of, Liberty TripAdvisor and Liberty TripAdvisor stockholders (including the disinterested stockholders (as defined below)), and declared advisable, authorized, approved and adopted the merger agreement and the transactions contemplated by the merger agreement, including the merger and the Tripadvisor loan facility, (ii) approved the execution and delivery of the merger agreement by Liberty TripAdvisor, the performance by Liberty TripAdvisor of its covenants and agreements contained therein, and the consummation of the merger, the Tripadvisor loan facility and the other transactions contemplated thereby, upon the terms and conditions set forth therein, (iii) declared advisable, fair to, and in the best interests of, Liberty TripAdvisor and the Liberty TripAdvisor stockholders (including the disinterested stockholders) each of the documents, instruments, exhibits, annexes, schedules, agreements and other ancillary documents referred to in the merger agreement (together with the merger agreement, collectively, the “transaction documents”), and the transactions contemplated thereby, including the merger and the Tripadvisor loan facility, and Liberty TripAdvisor’s consummation and performance of the transactions contemplated by the transaction documents, (iv) approved the transaction documents and the transactions contemplated thereby, including the merger and the Tripadvisor loan facility, (v) approved and declared advisable the charter amendment, (vi) directed that each of the merger agreement, the charter amendment and the compensation proposal be submitted to the Liberty TripAdvisor stockholders entitled to vote thereon at the special meeting for the approval of the adoption thereof and (vii) resolved to recommend that the Liberty TripAdvisor stockholders entitled to vote on the merger proposal, the charter amendment proposal and the compensation proposal, as applicable, approve the merger proposal, the charter amendment proposal and the compensation proposal. In addition, the Liberty TripAdvisor Board, on behalf of Liberty TripAdvisor, believes that the merger is fair to Liberty TripAdvisor’s “unaffiliated security holders,” as such term is defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The “disinterested stockholders” means the holders of the outstanding shares of Liberty TripAdvisor capital stock, other than any outstanding shares beneficially owned, directly or indirectly, by (i) Tripadvisor and its subsidiaries, (ii) Gregory B. Maffei and his affiliates, (iii) the members of the board of directors of Tripadvisor (the “Tripadvisor Board”) and officers of Tripadvisor (within the meaning of Rule 16a-1(f) of the Exchange Act), (iv) the members of the Liberty TripAdvisor Board and officers of Liberty TripAdvisor (within the meaning of Rule 16a-1(f) of the Exchange Act) or (v) the immediate family members (as defined in Item 404 of Regulation S-K) of any of the foregoing.
The closing is subject to certain customary conditions, including: (i) the approval of the adoption of the merger agreement by the affirmative vote of a majority of the aggregate voting power of the outstanding shares of Liberty TripAdvisor common stock entitled to vote thereon, voting together as a single class; (ii) the approval of the adoption of the charter amendment by (a) the affirmative vote of holders of a majority of the aggregate voting power of the outstanding shares of Liberty TripAdvisor common stock entitled to vote thereon, voting together as a single class, and (b) the written consent or affirmative vote of a majority of the holders of the outstanding shares of Liberty TripAdvisor preferred stock entitled to vote thereon, given in writing or by vote at the special meeting, consenting or voting (as the case may be) separately as a class; (iii) the charter amendment having become effective pursuant to the filing of a certificate of amendment with the Secretary of State of the State of Delaware prior to the effective time; and (iv) the absence of any order or law that restrains, enjoins or otherwise prohibits the completion of the merger.
In connection with the merger agreement, Certares LTRIP LLC, a Delaware limited liability company (“Certares”), and Mr. Maffei entered into voting agreements with Tripadvisor and Liberty TripAdvisor, pursuant to which, among other things, (i) Certares has agreed to vote or cause to be voted, or to provide its written consent in respect of, its shares of Liberty TripAdvisor preferred stock, among other things, in favor of the charter amendment proposal and (ii) Mr. Maffei has agreed to vote or cause to be voted his shares of Liberty TripAdvisor common stock in favor of, among other things, the charter amendment proposal and the merger proposal, in each case subject to the terms of their respective voting agreements. Prior to the date hereof, pursuant to its voting agreement, Certares, as the sole holder of all of the issued and outstanding shares of Liberty TripAdvisor preferred stock as of the consent record date, delivered to Liberty TripAdvisor a written consent approving the adoption of an amendment to the Liberty TripAdvisor certificate of incorporation contemplated by the charter amendment proposal, which written consent will become effective immediately upon the commencement of the special meeting.
Concurrently with the filing of this transaction statement, Liberty TripAdvisor is supplementing its definitive proxy statement (the “proxy statement”) under Regulation 14A of the Exchange Act by the filing of definitive additional materials under Regulation 14A with the SEC, pursuant to which Liberty TripAdvisor is soliciting proxies from holders of shares of Liberty TripAdvisor common stock in connection with the merger. The proxy statement is attached hereto as Exhibit (a)(1) and a copy of the merger agreement is attached to the proxy statement as Annex A. Terms used but not defined in this transaction statement have the meanings assigned to them in the proxy statement.
Pursuant to General Instruction F to Schedule 13E-3, the information in the proxy statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the proxy statement and the annexes. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3.
While each of the filing persons acknowledges that the merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this transaction statement shall not be construed as an admission by any filing person, or by any affiliate of a filing person, that Liberty TripAdvisor is “controlled” by any of the filing persons and/or their respective affiliates.
The information concerning Liberty TripAdvisor contained in, or incorporated by reference into, this transaction statement and the proxy statement was supplied by Liberty TripAdvisor. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this transaction statement and the proxy statement was supplied by such filing person.

Item 1.   Summary Term Sheet
The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
Item 2.   Subject Company Information
(a)   Name and Address.   The name of the subject company is Liberty TripAdvisor Holdings, Inc., a Delaware corporation. Liberty TripAdvisor’s principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112. Liberty TripAdvisor’s telephone number is (720) 875-5200. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Parties to the Merger”
“Questions & Answers About the Special Meeting and the Merger”
“The Parties to the Merger—Liberty TripAdvisor”
“Important Information Regarding Liberty TripAdvisor”
(b)   Securities.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
“The Parties to the Merger—Liberty TripAdvisor”
“Important Information Regarding Liberty TripAdvisor”
(c)   Trading Market and Price.   The information set forth in the proxy statement under the following caption is incorporated herein by reference:
“Important Information Regarding Liberty TripAdvisor—Market Price of Liberty TripAdvisor Capital Stock”
(d)   Dividends.   The information set forth in the proxy statement under the following caption is incorporated herein by reference:
“Important Information Regarding Liberty TripAdvisor—Dividends”
(e)   Prior Public Offerings.   The information set forth in the proxy statement under the following caption is incorporated herein by reference:
“Important Information Regarding Liberty TripAdvisor—Prior Public Offerings”
(f)   Prior Stock Purchases.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Important Information Regarding Liberty TripAdvisor—Transactions in Liberty TripAdvisor Capital Stock”
“Important Information Regarding Liberty TripAdvisor—Transactions by Liberty TripAdvisor and Tripadvisor, ParentSub LLC or Merger Sub”
“Important Information Regarding Liberty TripAdvisor—Past Contracts, Transactions, Negotiations and Agreements”

Item 3.   Identity and Background of Filing Person
(a) – (c)   Name and Address; Business and Background of Entities; Business and Background of Natural Persons.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Parties to the Merger”
“The Parties to the Merger”
“Important Information Regarding Liberty TripAdvisor”
“Important Information Regarding Tripadvisor, ParentSub LLC and Merger Sub”
“Directors, Executive Officers and Corporate Governance—Directors and Executive Officers” of the 10-K/A (as defined below)
Item 4.   Terms of the Transaction
(a)-(1)   Material Terms. Tender Offers.   Not applicable.
(a)-(2)   Material Terms. Mergers or Similar Transactions.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Liberty TripAdvisor Board; Fairness of the Merger”
“Special Factors—Opinion of Citigroup Global Markets Inc.”
“Special Factors—Opinion of Centerview Partners LLC”
“Special Factors—Position of Tripadvisor, ParentSub LLC and Merger Sub as to the Fairness of the Merger”
“Special Factors—Purposes and Reasons of Tripadvisor, ParentSub LLC and Merger Sub for the Merger”
“Special Factors—Plans for Liberty TripAdvisor after the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Certain Effects on Liberty TripAdvisor if the Merger is Not Completed”
“Special Factors—Interests of Liberty TripAdvisor’s Directors and Executive Officers in the Merger Proposal, the Charter Amendment Proposal, the Compensation Proposal and the Adjournment Proposal”
“Special Factors—Quantification of Potential Payments and Benefits to Liberty TripAdvisor’s Named Executive Officers in Connection with the Merger”
“Special Factors—U.S. Federal Income Tax Considerations of the Merger”
“Special Factors—Anticipated Accounting Treatment of the Merger”
“The Special Meeting—Liberty TripAdvisor Record Date; Stock Entitled to Vote”
“The Special Meeting—Votes Required”
“Merger Agreement”
Annex A—Agreement and Plan of Merger

Annex C—Opinion of Citigroup Global Markets Inc.
Annex D—Opinion of Centerview Partners LLC
(c)   Different Terms.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of Liberty TripAdvisor’s Directors and Executive Officers in the Merger Proposal, the Charter Amendment Proposal, the Compensation Proposal and the Adjournment Proposal”
“Special Factors—Quantification of Potential Payments and Benefits to Liberty TripAdvisor’s Named Executive Officers in Connection with the Merger”
“Special Factors—Tripadvisor Loan Facility”
“Merger Agreement—Merger Consideration”
“Merger Agreement—Treatment of Liberty TripAdvisor Incentive Awards”
“Merger Agreement—Treatment of Forward Contract”
“Merger Agreement—Treatment of Exchangeable Senior Debentures”
“Merger Agreement—Exchange and Payment Procedures”
“Merger Agreement—Indemnification and Insurance”
“Merger Agreement—Tripadvisor Loan Facility”
“Other Agreements Related to the Merger”
“Special Meeting Proposals—Proposal 3: The Compensation Proposal”
Annex A—Agreement and Plan of Merger
Annex E—Maffei Voting Agreement
Annex F—Certares Voting Agreement
(d)   Appraisal Rights.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Appraisal Rights”
“Questions & Answers About the Special Meeting and the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Liberty TripAdvisor Board; Fairness of the Merger”
“Appraisal Rights”
(e)   Provisions for Unaffiliated Security Holders.   The information set forth in the proxy statement under the following caption is incorporated herein by reference:
“Special Factors—Reasons for the Merger; Recommendation of the Liberty TripAdvisor Board; Fairness of the Merger”
“Provisions for Unaffiliated Company Stockholders”

(f)   Eligibility for Listing or Trading.   Not applicable.
Item 5.   Past Contracts, Transactions, Negotiations and Agreements
(a)(1) – (2)   Transactions.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Interests of Liberty TripAdvisor’s Directors and Executive Officers in the Merger Proposal, the Charter Amendment Proposal, the Compensation Proposal and the Adjournment Proposal”
“Special Factors—Quantification of Potential Payments and Benefits to Liberty TripAdvisor’s Named Executive Officers in Connection with the Merger”
“Special Factors—Intent of Liberty TripAdvisor’s Directors and Executive Officers to Vote in Favor of the Merger Proposal, the Charter Amendment Proposal, the Compensation Proposal and the Adjournment Proposal”
“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger Proposal and the Charter Amendment Proposal”
“Special Factors—Financing of the Merger”
“Special Factors—Tripadvisor Loan Facility”
“Merger Agreement—Treatment of Forward Contract”
“Merger Agreement—Treatment of Exchangeable Senior Debentures”
“Merger Agreement—Tripadvisor Loan Facility”
“Other Agreements Related to the Merger”
“Important Information Regarding Liberty TripAdvisor—Transactions in Liberty TripAdvisor Capital Stock”
“Important Information Regarding Liberty TripAdvisor—Prior Public Offerings”
“Important Information Regarding Liberty TripAdvisor—Transactions by Liberty TripAdvisor and Tripadvisor, ParentSub LLC or Merger Sub”
“Important Information Regarding Liberty TripAdvisor—Past Contracts, Transactions, Negotiations and Agreements”
“Important Information Regarding Tripadvisor, ParentSub LLC and Merger Sub”
“Special Meeting Proposals—Proposal 3: The Compensation Proposal”
Annex A—Agreement and Plan of Merger
Annex E—Maffei Voting Agreement
Annex F—Certares Voting Agreement
Annex G—Certares Side Letter
Annex H—Liberty Media Letter Agreement
(b) – (c)   Significant Corporate Events; Negotiations or Contacts.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Liberty TripAdvisor Board; Fairness of the Merger”
“Special Factors—Position of Tripadvisor, ParentSub LLC and Merger Sub as to the Fairness of the Merger”
“Special Factors—Purposes and Reasons of Tripadvisor, ParentSub LLC and Merger Sub for the Merger”
“Special Factors—Interests of Liberty TripAdvisor’s Directors and Executive Officers in the Merger Proposal, the Charter Amendment Proposal, the Compensation Proposal and the Adjournment Proposal”
“Special Factors—Quantification of Potential Payments and Benefits to Liberty TripAdvisor’s Named Executive Officers in Connection with the Merger”
“Special Factors—Financing of the Merger”
“Special Factors—Tripadvisor Loan Facility”
“Merger Agreement”
“Other Agreements Related to the Merger”
Annex A—Agreement and Plan of Merger
Annex E—Maffei Voting Agreement
Annex F—Certares Voting Agreement
Annex G—Certares Side Letter
Annex H—Liberty Media Letter Agreement
(e)   Agreements Involving the Subject Company’s Securities.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Plans for Liberty TripAdvisor after the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of Liberty TripAdvisor’s Directors and Executive Officers in the Merger Proposal, the Charter Amendment Proposal, the Compensation Proposal and the Adjournment Proposal”
“Special Factors—Quantification of Potential Payments and Benefits to Liberty TripAdvisor’s Named Executive Officers in Connection with the Merger”
“Special Factors—Intent of Liberty TripAdvisor’s Directors and Executive Officers to Vote in Favor of the Merger, the Charter Amendment Proposal, the Compensation Proposal and the Adjournment Proposal”
“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger Proposal and the Charter Amendment Proposal”
“Special Factors—Tripadvisor Loan Facility”

“Special Factors—Delisting and Deregistration of Liberty TripAdvisor Common Stock”
“Merger Agreement”
“Other Agreements Related to the Merger”
“Important Information Regarding Liberty TripAdvisor—Transactions in Liberty TripAdvisor Capital Stock”
“Important Information Regarding Liberty TripAdvisor—Prior Public Offerings”
“Important Information Regarding Liberty TripAdvisor—Transactions by Liberty TripAdvisor and Tripadvisor, ParentSub LLC or Merger Sub”
“Important Information Regarding Liberty TripAdvisor—Past Contracts, Transactions, Negotiations and Agreements”
“Special Meeting Proposals—Proposal 3: The Compensation Proposal”
Annex A—Agreement and Plan of Merger
Annex E—Maffei Voting Agreement
Annex F—Certares Voting Agreement
Annex G—Certares Side Letter
Item 6.   Purposes of the Transaction and Plans or Proposals
(b)   Use of Securities Acquired.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
“Special Factors—Plans for Liberty TripAdvisor after the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Certain Effects on Liberty TripAdvisor if the Merger is Not Completed”
“Special Factors—Interests of Liberty TripAdvisor’s Directors and Executive Officers in the Merger Proposal, the Charter Amendment Proposal, the Compensation Proposal and the Adjournment Proposal”
“Special Factors—Tripadvisor Loan Facility”
“Special Factors—Delisting and Deregistration of Liberty TripAdvisor Common Stock”
“Merger Agreement—Structure and Effect of the Merger”
“Merger Agreement—Directors and Officers; Certificate of Incorporation; Bylaws”
“Merger Agreement—Merger Consideration”
“Merger Agreement—Treatment of Liberty TripAdvisor Incentive Awards”
“Merger Agreement—Treatment of Forward Contract”
“Merger Agreement—Treatment of Exchangeable Senior Debentures”
“Merger Agreement—Exchange and Payment Procedures”
“Merger Agreement—Tripadvisor Loan Facility”

“Merger Agreement—ParentSub LLC Merger”
Annex A—Agreement and Plan of Merger
(c)(1) – (8)   Plans.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Liberty TripAdvisor Board; Fairness of the Merger”
“Special Factors—Position of Tripadvisor, ParentSub LLC and Merger Sub as to the Fairness of the Merger”
“Special Factors—Purposes and Reasons of Tripadvisor, ParentSub LLC and Merger Sub for the Merger”
“Special Factors—Plans for Liberty TripAdvisor after the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Certain Effects on Liberty TripAdvisor if the Merger is Not Completed”
“Special Factors—Interests of Liberty TripAdvisor’s Directors and Executive Officers in the Merger Proposal, the Charter Amendment Proposal, the Compensation Proposal and the Adjournment Proposal”
“Special Factors—Quantification of Potential Payments and Benefits to Liberty TripAdvisor’s Named Executive Officers in Connection with the Merger”
“Special Factors—Intent of Liberty TripAdvisor’s Directors and Executive Officers to Vote in Favor of the Merger Proposal, the Charter Amendment Proposal, the Compensation Proposal and the Adjournment Proposal”
“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger Proposal and the Charter Amendment Proposal”
“Special Factors—Delisting and Deregistration of Liberty TripAdvisor Common Stock”
“Merger Agreement—Structure and Effect of the Merger”
“Merger Agreement—Directors and Officers; Certificate of Incorporation; Bylaws”
“Merger Agreement—Merger Consideration”
“Other Agreements Related to the Merger”
“Important Information Regarding Liberty TripAdvisor”
Annex A—Agreement and Plan of Merger
Annex E—Maffei Voting Agreement
Annex F—Certares Voting Agreement
Annex G—Certares Side Letter
Item 7.   Purposes, Alternatives, Reasons and Effects
(a)   Purposes.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Liberty TripAdvisor Board; Fairness of the Merger”
“Special Factors—Position of Tripadvisor, ParentSub LLC and Merger Sub as to the Fairness of the Merger”
“Special Factors—Purposes and Reasons of Tripadvisor, ParentSub LLC and Merger Sub for the Merger”
“Special Factors—Plans for Liberty TripAdvisor after the Merger”
“Special Factors—Certain Effects of the Merger”
(b)   Alternatives.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Liberty TripAdvisor Board; Fairness of the Merger”
“Special Factors—Position of Tripadvisor, ParentSub LLC and Merger Sub as to the Fairness of the Merger”
“Special Factors—Plans for Liberty TripAdvisor after the Merger”
“Special Factors—Certain Effects on Liberty TripAdvisor if the Merger is Not Completed”
(c)   Reasons.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Liberty TripAdvisor Board; Fairness of the Merger”
“Special Factors—Opinion of Citigroup Global Markets Inc.”
“Special Factors—Opinion of Centerview Partners LLC”
“Special Factors—Position of Tripadvisor, ParentSub LLC and Merger Sub as to the Fairness of the Merger”
“Special Factors—Purposes and Reasons of Tripadvisor, ParentSub LLC and Merger Sub for the Merger”
“Special Factors—Plans for Liberty TripAdvisor after the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Certain Effects on Liberty TripAdvisor if the Merger is Not Completed”
“The Parties to the Merger—Liberty TripAdvisor”
Annex C—Opinion of Citigroup Global Markets Inc.

Annex D—Opinion of Centerview Partners LLC
(d)   Effects.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Liberty TripAdvisor Board; Fairness of the Merger”
“Special Factors—Position of Tripadvisor, ParentSub LLC and Merger Sub as to the Fairness of the Merger”
“Special Factors—Plans for Liberty TripAdvisor after the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Certain Effects on Liberty TripAdvisor if the Merger is Not Completed”
“Special Factors—Interests of Liberty TripAdvisor’s Directors and Executive Officers in the Merger Proposal, the Charter Amendment Proposal, the Compensation Proposal and the Adjournment Proposal”
“Special Factors—Quantification of Potential Payments and Benefits to Liberty TripAdvisor’s Named Executive Officers in Connection with the Merger”
“Special Factors—U.S. Federal Income Tax Considerations of the Merger”
“Special Factors—Anticipated Accounting Treatment of the Merger”
“Special Factors—Tripadvisor Loan Facility”
“Special Factors—Fees and Expenses”
“Special Factors—Delisting and Deregistration of Liberty TripAdvisor Common Stock”
“Merger Agreement—Structure and Effect of the Merger”
“Merger Agreement—Directors and Officers; Certificate of Incorporation; Bylaws”
“Merger Agreement—Merger Consideration”
“Merger Agreement—Treatment of Liberty TripAdvisor Incentive Awards”
“Merger Agreement—Treatment of Forward Contract”
“Merger Agreement—Treatment of Exchangeable Senior Debentures”
“Merger Agreement—Dissenting Shares”
“Merger Agreement—Indemnification and Insurance”
“Merger Agreement—Tripadvisor Loan Facility”
“Merger Agreement—Tax Matters”
“Appraisal Rights”
“Special Meeting Proposals—Proposal 3: The Compensation Proposal”
Annex A—Agreement and Plan of Merger

Item 8.   Fairness of the Transaction
(a) – (b)   Fairness; Factors Considered in Determining Fairness.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Liberty TripAdvisor Board; Fairness of the Merger”
“Special Factors—Opinion of Citigroup Global Markets Inc.”
“Special Factors—Opinion of Centerview Partners LLC”
“Special Factors—Position of Tripadvisor, ParentSub LLC and Merger Sub as to the Fairness of the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of Liberty TripAdvisor’s Directors and Executive Officers in the Merger Proposal, the Charter Amendment Proposal, the Compensation Proposal and the Adjournment Proposal”
“Special Factors—Quantification of Potential Payments and Benefits to Liberty TripAdvisor’s Named Executive Officers in Connection with the Merger”
Annex C—Opinion of Citigroup Global Markets Inc.
Annex D—Opinion of Centerview Partners LLC
(c)   Approval of Security Holders.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Liberty TripAdvisor Board; Fairness of the Merger”
“Special Factors—Position of Tripadvisor, ParentSub LLC and Merger Sub as to the Fairness of the Merger”
“The Special Meeting—Liberty TripAdvisor Record Date; Stock Entitled to Vote”
“The Special Meeting—Voting by Liberty TripAdvisor’s Directors and Officers”
“The Special Meeting—Voting by Certain Stockholders of Liberty TripAdvisor”
“The Special Meeting—Quorum”
“The Special Meeting—Votes Required”
“The Special Meeting—Voting of Proxies by Holders of Record via the Internet, Telephone or Mail”
“The Special Meeting—Voting by Holders of Record During the Special Meeting via the Internet”
“The Special Meeting—Treatment of Abstentions; Failure to Vote”
“The Special Meeting—Revocability of Proxies”

“Merger Agreement—Conditions to Consummation of the Merger”
“Other Agreements Related to the Merger—Maffei Voting Agreement”
“Other Agreements Related to the Merger—Certares Voting Agreement”
“Special Meeting Proposals—Proposal 1: The Merger Proposal”
“Special Meeting Proposals—Proposal 2: The Charter Amendment Proposal”
Annex A—Agreement and Plan of Merger
Annex E—Maffei Voting Agreement
Annex F—Certares Voting Agreement
(d)   Unaffiliated Representative.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Liberty TripAdvisor Board; Fairness of the Merger”
“Special Factors—Position of Tripadvisor, ParentSub LLC and Merger Sub as to the Fairness of the Merger”
(e)   Approval of Directors.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Liberty TripAdvisor Board; Fairness of the Merger”
“Special Factors—Position of Tripadvisor, ParentSub LLC and Merger Sub as to the Fairness of the Merger”
“Special Factors—Interests of Liberty TripAdvisor’s Directors and Executive Officers in the Merger Proposal, the Charter Amendment Proposal, the Compensation Proposal and the Adjournment Proposal”
“Special Factors—Quantification of Potential Payments and Benefits to Liberty TripAdvisor’s Named Executive Officers in Connection with the Merger”
“Special Factors—Intent of Liberty TripAdvisor’s Directors and Executive Officers to Vote in Favor of the Merger Proposal, the Charter Amendment Proposal, the Compensation Proposal and the Adjournment Proposal”
“Other Agreements Related to the Merger—Maffei Voting Agreement”
“Special Meeting Proposals—Proposal 3: The Compensation Proposal”
Annex E—Maffei Voting Agreement
(f)   Other Offers.   Not Applicable.
Item 9.   Reports, Opinions, Appraisals and Negotiations
(a) – (b)   Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Liberty TripAdvisor Board; Fairness of the Merger”
“Special Factors—Opinion of Citigroup Global Markets Inc.”
“Special Factors—Opinion of Centerview Partners LLC”
“Special Factors—Position of Tripadvisor, ParentSub LLC and Merger Sub as to the Fairness of the Merger”
“Where You Can Find Additional Information”
Annex C—Opinion of Citigroup Global Markets Inc.
Annex D—Opinion of Centerview Partners LLC
(c)   Availability of Documents.   The information set forth in the proxy statement under the following caption is incorporated herein by reference:
“Where You Can Find Additional Information”
The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Liberty TripAdvisor during ordinary business hours by any interested holder of shares of Liberty TripAdvisor common stock or by a representative who has been so designated in writing.
Item 10.   Source and Amounts of Funds or Other Consideration
(a) – (b)   Source of Funds; Conditions.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
“Special Factors—Financing of the Merger”
“Special Factors—Fees and Expenses”
“Merger Agreement—Merger Consideration”
“Merger Agreement—Fees and Expenses”
Annex A—Agreement and Plan of Merger
(c)   Expenses.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
“Special Factors—Certain Effects on Liberty TripAdvisor if the Merger is Not Completed”
“Special Factors—Fees and Expenses”
“The Special Meeting—Solicitation”
“Merger Agreement—Termination Fee”

“Merger Agreement—Fees and Expenses”
(d)   Borrowed Funds.   The information set forth in the proxy statement under the following caption is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Financing of the Merger”
Item 11.   Interest in Securities of the Subject Company
(a)   Securities Ownership.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Interests of Liberty TripAdvisor’s Directors and Executive Officers in the Merger Proposal, the Charter Amendment Proposal, the Compensation Proposal and the Adjournment Proposal”
“Important Information Regarding TripAdvisor—Security Ownership of Certain Beneficial Owners” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters—Security Ownership of Certain Beneficial Owners” of the 10-K/A
“Important Information Regarding TripAdvisor—Security Ownership of Management” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters—Security Ownership of Management” of the 10-K/A
“Important Information Regarding Tripadvisor, ParentSub LLC and Merger Sub”
“Other Agreements Related to the Merger—Maffei Voting Agreement”
Annex E—Maffei Voting Agreement
(b)   Securities Transactions.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Merger Agreement”
“Important Information Regarding Liberty TripAdvisor—Transactions in Liberty TripAdvisor Capital Stock”
“Important Information Regarding Liberty TripAdvisor—Past Contracts, Transactions, Negotiations and Agreements”
“Important Information Regarding Liberty TripAdvisor—Prior Public Offerings”
“Important Information Regarding Liberty TripAdvisor—Transactions by Liberty TripAdvisor and TripAdvisor, ParentSub LLC or Merger Sub”
“Other Agreements Related to the Merger—Maffei Voting Agreement”
“Other Agreements Related to the Merger—Certares Voting Agreement”
Annex A—Agreement and Plan of Merger
Annex E—Maffei Voting Agreement
Annex F—Certares Voting Agreement

Item 12.   The Solicitation or Recommendation
(d)   Intent to Tender or Vote in a Going-Private Transaction.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Liberty TripAdvisor Board; Fairness of the Merger”
“Special Factors—Position of Tripadvisor, ParentSub LLC and Merger Sub as to the Fairness of the Merger”
“Special Factors—Interests of Liberty TripAdvisor’s Directors and Executive Officers in the Merger Proposal, the Charter Amendment Proposal, the Compensation Proposal and the Adjournment Proposal”
“Special Factors—Intent of Liberty TripAdvisor’s Directors and Executive Officers to Vote in Favor of the Merger Proposal, the Charter Amendment Proposal, the Compensation Proposal and the Adjournment Proposal”
“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger Proposal and Charter Amendment Proposal”
“The Special Meeting—Recommendation of the Liberty TripAdvisor Board of Directors”
“The Special Meeting—Voting by Liberty TripAdvisor’s Directors and Officers”
“The Special Meeting—Votes Required”
“Other Agreements Related to the Merger—Maffei Voting Agreement”
“Other Agreements Related to the Merger—Certares Voting Agreement”
Annex E—Maffei Voting Agreement
Annex F—Certares Voting Agreement
(e)   Recommendation of Others.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Liberty TripAdvisor Board; Fairness of the Merger”
“Special Factors—Position of Tripadvisor, ParentSub LLC and Merger Sub as to the Fairness of the Merger”
“The Special Meeting—Recommendation of the Liberty TripAdvisor Board of Directors”
“Special Meeting Proposals—Proposal 1: The Merger Proposal”
“Special Meeting Proposals—Proposal 2: The Charter Amendment Proposal”
Item 13.   Financial Statements
(a)   Financial Information.   The audited financial statements are incorporated by reference in the proxy statement from Liberty TripAdvisor’s Annual Report on Form 10-K for the year ended December 31,

2024, filed with the SEC and can be found on its website at www.sec.gov. Liberty TripAdvisor’s reports can also be reviewed on its website at https://www.libertytripadvisorholdings.com/investors/financial-information/sec-filings.
Additionally, the information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Special Factors—Certain Effects of the Merger”
“Important Information Regarding Liberty TripAdvisor—Book Value Per Share”
“Important Information Regarding Liberty TripAdvisor—Market Price of Liberty TripAdvisor Capital Stock”
“Where You Can Find Additional Information”
(b)   Pro forma Information.   Not applicable.
Item 14.   Persons/Assets, Retained, Employed, Compensated or Used
(a) – (b)   Solicitations or Recommendations; Employees and Corporate Assets.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions & Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Liberty TripAdvisor Board; Fairness of the Merger”
“Special Factors—Position of Tripadvisor, ParentSub LLC and Merger Sub as to the Fairness of the Merger”
“Special Factors—Interests of Liberty TripAdvisor’s Directors and Executive Officers in the Merger Proposal, the Charter Amendment Proposal, the Compensation Proposal and the Adjournment Proposal”
“Special Factors—Quantification of Potential Payments and Benefits to Liberty TripAdvisor’s Named Executive Officers in Connection with the Merger”
“Special Factors—Directors and Officers of Tripadvisor and the Surviving Corporation”
“Special Factors—Fees and Expenses”
“The Special Meeting—Solicitation”
Item 15.   Additional Information
(b)   Golden Parachute Compensation.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
“Special Factors—Interests of Liberty TripAdvisor’s Directors and Executive Officers in the Merger Proposal, the Charter Amendment Proposal, the Compensation Proposal and the Adjournment Proposal”
“Special Factors—Quantification of Potential Payments and Benefits to Liberty TripAdvisor’s Named Executive Officers in Connection with the Merger”
(c)   Other Material Information.   The information contained in the proxy statement, including all annexes attached thereto, is incorporated herein by reference.
The information incorporated by reference includes projections as to Tripadvisor’s future performance prepared by Tripadvisor management. Except for guidance provided in quarterly reporting, Tripadvisor does not, as a matter of course, publicly disclose internal projections as to future performance, earnings, or other results beyond the then-current quarterly or annual period due to, among other reasons, the inherent difficulty of accurately predicting financial performance for future periods and the uncertainty, unpredictability and subjectivity of underlying assumptions and estimates. In the context of the proposed transaction, Tripadvisor management prepared certain projections as to Tripadvisor’s future performance based on reasonable future projections and prior period performance, amongst other factors. Such projections were not prepared with a view toward public disclosure but, in the view of Tripadvisor management, and were prepared in good faith on a reasonable basis and reflect the best available estimates and judgments of Tripadvisor management at the time of preparation. Such projections (i) are forward-looking statements that reflect numerous estimates and assumptions with respect to general business, economic, market and financial conditions, all of which are difficult or impossible to predict and many of which are beyond Tripadvisor’s control and may not prove to have been, or may no longer be, accurate, (ii) do not necessarily reflect revised prospects for Tripadvisor’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the projections were prepared, (iii) are not necessarily indicative of current values or future performance, which may be materially more favorable or less favorable than as set forth therein; and (iv) involve risks and uncertainties and should not be relied upon as a definitive forecast of future performance.
Tripadvisor has neither updated or revised nor intends to update or otherwise revise such projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Tripadvisor does not intend to update the projections to reflect changes in general economic or industry conditions.
Item 16. Exhibits
Exhibit No.	Description
(a)(1)	Definitive Proxy Statement of Liberty TripAdvisor Holdings, Inc. (the “Proxy Statement”), filed with the SEC on March 24, 2025 and incorporated herein by reference.
(a)(2)	Definitive Additional Materials to the Proxy Statement of Liberty TripAdvisor Holdings, Inc., filed with the SEC on March 28, 2025 and incorporated herein by reference.
(a)(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)(4)	Letter to Liberty TripAdvisor Holdings, Inc. Stockholders, incorporated herein by reference to the Proxy Statement.
(a)(5)	Notice of Special Meeting of Stockholders, incorporated herein by reference to the Proxy Statement.
(a)(6)
Press Release issued by Liberty TripAdvisor Holdings, Inc., dated December 19, 2024, incorporated herein by reference to Liberty TripAdvisor Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on December 19, 2024.

(a)(7)	Liberty TripAdvisor Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 20, 2025, incorporated herein by reference.
(a)(8)	Liberty TripAdvisor Holdings, Inc.’s Amendment No. 1 on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on March 28, 2025 (the “10-K/A”), incorporated herein by reference.
(a)(9)	Liberty TripAdvisor Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on March 21, 2025, incorporated herein by reference.
(b)	Not applicable.
(c)(1)	Opinion of Citigroup Global Markets Inc. to the Board of Directors of Liberty TripAdvisor Holdings, Inc., dated December 18, 2024, incorporated herein by reference to Annex C to the Proxy Statement.
(c)(2)**	Presentation, dated December 18, 2024, of Citigroup Global Markets Inc. to the Board of Directors of Liberty TripAdvisor Holdings, Inc.
(c)(3)	Opinion of Centerview Partners LLC to the special committee of the Tripadvisor Board (the “Special Committee”), dated December 18, 2024, incorporated herein by reference to Annex D to the Proxy Statement.

Exhibit No.	Description
(c)(4)**†	Discussion materials, dated June 17, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(5)**†	Reference analysis, dated July 11, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(6)**†	Discussion materials, dated July 12, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(7)**†	Discussion materials, dated July 24, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(8)**†	Discussion materials, dated September 5, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(9)**†	Discussion materials, dated September 12, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(10)**	Discussion materials, dated September 27, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(11)**†	Discussion materials, dated October 4, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(12)**†	Discussion materials, dated October 6, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(13)**†	Discussion materials, dated October 11, 2024, prepared by Centerview Partners LLC for the Tripadvisor Board.
(c)(14)**	Discussion materials, dated October 29, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(15)**	Discussion materials, dated October 30, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(16)**†	Discussion materials, dated November 4, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(17)**†	Discussion materials, dated November 15, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(18)**†	Discussion materials, dated December 11, 2024, prepared by Centerview Partners LLC for the Special Committee.
(c)(19)**	Discussion materials, dated December 18, 2024, prepared by Centerview Partners LLC for the Tripadvisor Board.
(c)(20)**	Presentation, dated December 18, 2024, of Centerview Partners LLC to the Special Committee.
(d)(1)	Agreement and Plan of Merger, dated as of December 18, 2024, by and among Liberty TripAdvisor Holdings, Inc., Tripadvisor, Inc. and Telluride Merger Sub Corp., incorporated herein by reference to Annex A to the Proxy Statement.
(d)(2)	Voting Agreement, dated as of December 18, 2024, by and among Tripadvisor, Inc., Liberty TripAdvisor Holdings, Inc. and Gregory B. Maffei, incorporated herein by reference to Annex E to the Proxy Statement.
(d)(3)	Voting Agreement, dated as of December 18, 2024, by and among Tripadvisor, Inc., Liberty TripAdvisor Holdings, Inc. and Certares LTRIP LLC, incorporated herein by reference to Annex F to the Proxy Statement.
(d)(4)	Letter Agreement, dated December 18, 2024, by and among Tripadvisor, Inc., Liberty TripAdvisor Holdings, Inc. and Certares LTRIP LLC, incorporated herein by reference to Annex G to the Proxy Statement.
(d)(5)	Letter Agreement, dated December 18, 2024, by and among Tripadvisor, Inc., Liberty TripAdvisor Holdings, Inc., Liberty Media Corporation and certain subsidiaries of Liberty Media Corporation, incorporated herein by reference to Annex H to the Proxy Statement.

Exhibit No.	Description
(d)(6)	Loan Agreement, dated as of March 20, 2025, by and among Liberty TripAdvisor, Inc., as borrower, the guarantors from time to time party thereto, and Tripadvisor, Inc., as lender, incorporated herein by reference to Liberty TripAdvisor’s Current Report on Form 8-K, filed with the SEC on March 21, 2025.
(f)(1)**	Section 262 of the General Corporation Law of Delaware.
(g)	Not applicable.
16(b)**	Filing fee table.

**
Previously filed with the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on January 23, 2025.

†
Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

SIGNATURES
After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 28, 2025
LIBERTY TRIPADVISOR HOLDINGS, INC.
By:
/s/ Renee L. Wilm

Name: Renee L. Wilm
Title:
Chief Legal Officer and Chief
Administrative Officer

TRIPADVISOR, INC.
By:
/s/ Seth J. Kalvert

Name: Seth J. Kalvert
Title:
Chief Legal Officer and Secretary

TELLURIDE MERGER SUB CORP.
By:
/s/ Seth J. Kalvert

Name: Seth J. Kalvert
Title:
President and Secretary

TELLURIDESUB LLC
By:
/s/ Seth J. Kalvert

Name: Seth J. Kalvert
Title:
President and Secretary